Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for July 2017 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for July 2017 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In July 2017, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 9.12% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic routes increased by 6.19%, passenger capacity on regional routes decreased by 7.27% and passenger capacity for international routes increased by 17.68%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 11.31%. Of which, passenger traffic for domestic routes increased by 8.96%, passenger traffic on regional routes decreased by 1.36% and passenger traffic on international routes increased by 17.92%, respectively as compared to the same period last year. The passenger load factor was 82.01%, representing an increase of 1.61 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic, regional and international routes increased 2.09 percentage points, 4.81 percentage points and 0.17 percentage point as compared to the same period last year, respectively. The Group has launched Shenzhen - Hanoi - Shenzhen route (seven flights per week) since 1 July 2017, Shenzhen - Changchun - Changbaishan - Changchun - Shenzhen route (seven flights per week) since 1 July 2017, Guilin – Zhengzhou – Guilin route (seven flights per week) since 5 July 2017, Guangzhou - Langkawi – Guangzhou route (three flights per week) since 11 July 2017, Fuzhou - Kota Kinabalu - Fuzhou route (two flights per week) since 11 July 2017 and Hangzhou - Sanya – Hangzhou route (seven flights per week) since 18 July 2017.

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In terms of cargo operations, in July 2017, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 7.73% as compared to the same period last year, and cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 9.07% as compared to the same period last year. The cargo load factor was 53.73%, representing an increase of 0.66 percentage points as compared to the same period last year.

In July 2017, the Group had introduced one A320 aircraft, one A330-300 aircraft, six B737-800 aircraft, had sold one B737-300 aircraft, one B757-200 aircraft. As of the end of July 2017, the Group operated a fleet of 723 aircraft with 260 aircraft self-owned, 204 aircraft under finance lease and 259 aircraft under operating lease.

KEY OPERATION DATA OF JULY 2017

	July 2017			Cumulative 2017
Capacity	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	14,105.09	12.34	8.96	91,262.09	11.95
Regional	257.86	8.19	-1.36	1,656.42	-14.37
International	5,999.00	10.64	17.92	38,143.71	14.72
Total	20,361.95	11.78	11.31	131,062.22	12.31
RTK (in million)
Domestic	1,353.20	8.47	7.62	8,985.88	10.45
Regional	24.12	4.61	-1.26	158.47	-12.46
International	945.95	-0.84	15.84	6,335.53	18.01
Total	2,323.28	4.44	10.71	15,479.88	13.11
RTK - Cargo and Mail (in million)
Domestic	128.09	-4.53	-3.46	952.95	0.18
Regional	1.92	-3.08	0.03	13.36	14.42
International	428.64	-10.08	13.52	2,993.66	22.14
Total	558.65	-8.84	9.07	3,959.96	15.99
Passengers carried (in thousand)
Domestic	9,611.63	12.56	9.05	61,671.10	11.43
Regional	205.26	8.61	2.75	1,327.44	-8.02
International	1,349.12	11.57	8.52	8,755.54	7.64
Total	11,166.01	12.36	8.87	71,754.07	10.52
Cargo and mail carried (in thousand tonnes)
Domestic	78.69	-4.90	-3.82	589.69	0.43
Regional	1.74	-2.84	-1.14	12.00	13.03
International	48.35	-9.35	11.88	337.57	20.07
Total	128.78	-6.60	1.57	939.26	6.86

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	July 2017			Cumulative 2017
Capacity	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	17,197.66	14.04	6.19	110,608.02	8.47
Regional	321.69	3.71	-7.27	2,200.38	-15.59
International	7,309.97	10.02	17.68	46,505.16	13.22
Total	24,829.32	12.68	9.12	159,313.56	9.38
ATK (in million)
Domestic	1,926.90	12.94	4.85	12,671.58	7.29
Regional	36.90	3.67	-7.45	256.81	-16.37
International	1,310.56	0.30	15.44	8,937.24	14.25
Total	3,274.36	7.41	8.67	21,865.63	9.66
ATK - Cargo and Mail (in million)
Domestic	379.11	8.65	-0.29	2,716.85	3.19
Regional	7.95	3.53	-8.10	58.77	-18.92
International	652.66	-7.91	13.26	4,751.78	15.18
Total	1,039.72	-2.40	7.73	7,527.41	10.20

	July 2017			Cumulative 2017
Load Factor	Figure (%)	MoM Change (Percentage Point)	YoY Change (Percentage Point)	Figure (%)	YoY Change (Percentage Point)
Passenger Load Factor (RPK/ASK)
Domestic	82.02	-1.24	2.09	82.51	2.57
Regional	80.16	3.32	4.81	75.28	1.07
International	82.07	0.46	0.17	82.02	1.08
Total	82.01	-0.66	1.61	82.27	2.15
Cargo and Mail Load Factor
Domestic	33.79	-4.66	-1.11	35.08	-1.05
Regional	24.15	-1.64	1.96	22.73	6.62
International	65.68	-1.58	0.15	63.00	3.59
Total	53.73	-3.8	0.66	52.61	2.63
Overall Load Factor (RTK/ATK)
Domestic	70.23	-2.89	1.81	70.91	2.03
Regional	65.38	0.59	4.10	61.71	2.76
International	72.18	-0.82	0.25	70.89	2.26
Total	70.95	-2.02	1.31	70.80	2.16

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Notes:

1.	“RPK(s)” refers to the number of revenue passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the revenue load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the revenue cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

14 August 2017

As at the date of this announcement, the Directors include Wang Chang Shun, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang and Li Shao Bin as executive Directors; and Ning Xiang Dong, Liu Chang Le, Tan Jin Song, Guo Wei and Jiao Shu Ge as independent non-executive Directors.

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